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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

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                             SAGE LABORATORIES, INC.
                            (Name of Subject Company)

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                             SAGE LABORATORIES, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   786 6501 01
                      (CUSIP Number of Class of Securities)

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                             Sage Laboratories, Inc.
                                 11 Huron Drive
                           East Natick Industrial Park
                           Natick, Massachusetts 01760
                                 (617) 653-0844
Attention: Carl A. Marguerite, Chairman of the Board and Chief Executive Officer
           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                         the Person(s) Filing Statement)

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                                 With a copy to

                              Stanley Keller, Esq.
                               Palmer & Dodge LLP
                                One Beacon Street
                              Boston, MA 02108-3190

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Item 1. Security and Subject Company.

      The name of the subject company is Sage Laboratories, Inc., a Massachusetts corporation ("Sage" or the "Company"). The address of the principal executive offices of the Company is 11 Huron Drive, East Natick Industrial Park, Natick, Massachusetts 01760 and its telephone number is (508) 653-0844. The title of the class of equity securities to which this statement relates is the common stock, par value $.10 per share, of the Company (the "Shares" or the "Common Stock"). The Shares represent all of the issued and outstanding capital stock of the Company.

Item 2. Tender Offer of the Bidder.

      This statement relates to a tender offer by FIL Acquisition Corp., a Massachusetts corporation (the "Purchaser") and a wholly-owned subsidiary of Filtronic plc, a public limited company incorporated under the laws of England and Wales ("Filtronic"), disclosed in a Tender Offer Statement on Schedule
14D-1 (the "Schedule 14D-1"), dated May 19, 1998, to purchase all of the outstanding Shares at a price of $17.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

      The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 13, 1998 (the "Merger Agreement") among Filtronic, the Purchaser and the Company. The Merger Agreement provides, among other things, that upon the terms and subject to the conditions therein, as soon as practicable after the consummation of the Offer, the Purchaser and the Company will be merged (the "Merger"). The entity surviving the Merger shall be referred to herein as the "Surviving Corporation." At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares with respect to which appraisal rights are properly exercised under the Massachusetts Business Corporation Law (the "BCL") ("Dissenting Shares")) not held in the treasury of the Company or owned by any subsidiary of the Company, Filtronic, the Purchaser or any other subsidiary of Filtronic, will be converted into and represent the right to receive $17.50 in cash or any higher price that may be paid per Share in the Offer (the "Per Share Amount"), without interest.

      In order to effect the Merger as promptly as possible following completion, or under certain circumstances the termination, of the Offer, the Board of Directors of the Company, pursuant to the Merger Agreement, has authorized the Merger of the Purchaser and the Company (the "Merger Plan") in accordance with the BCL and the Company's Articles of Organization, as amended (the "Articles of Organization"). The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Plan by the requisite vote or consent of the holders of Shares (the "Holders"), if required by the BCL. Under the BCL and the Company's Articles of Organization, if the Purchaser acquires at least two-thirds (66 2/3%) of the outstanding Shares, the Purchaser would have sufficient voting power to approve the Merger Plan without the affirmative vote of any other stockholder. In addition, under the BCL, if the Purchaser acquires at least 90% of the outstanding Shares, the Purchaser would have the power to consummate a merger of the Company with and into the Purchaser without a vote of the Holders. In either event, the Purchaser intends to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after the consummation, or under certain circumstances the termination, of the Offer.

      Regardless of the form of the Merger, the consideration to be received as a result of the Merger by the holders of Shares (other than Filtronic, the Purchaser or the Company or any direct or indirect subsidiary of any of them and the Holders, if any, who have demanded and perfected their appraisal rights under the applicable provisions of the BCL) will be the Per Share Amount, without interest.

      A copy of the Merger Agreement is filed as Exhibit 7 to this Schedule 14D-9 and is incorporated herein by reference.


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      According to the Offer to Purchase, the principal executive offices of
Filtronic and the Purchaser are located at The Waterfront, Salts Mill Road, Saltaire, Shipley, West Yorkshire, England BD18 3TT, telephone number:
011-44-1274-530622.

Item 3. Identity and Background.

      (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

      (b) Each material contract, agreement, arrangement, and understanding and each actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates, is described in the Company's Information Statement set forth on Schedule I hereto or set forth below.

Employment Arrangement

      Carl A. Marguerite, the Chairman of the Board and Chief Executive Officer of the Company, has discussed proposed terms of employment with Filtronic by which he would serve as the Chairman of the Board and Chief Executive Officer of the Surviving Corporation subject to the negotiation and execution of an employment agreement, mutually acceptable to each of Mr. Marguerite and Filtronic, containing provisions similar to Mr. Marguerite's existing employment arrangement with the Company to include without limitation (i) a moderate increase in base salary, (ii) participation in employee benefit plans and/or profit sharing plans, including stock options, (iii) vacation, (iv) expense reimbursement, and (v) severance benefits to be paid in the event of termination of employment without cause or upon disability, or termination by Mr. Marguerite for good reason upon a change in control.

Change in Control Agreements

      Pursuant to arrangements between the Company and each of Carl A. Marguerite, Janusz J. Majewski, Anthony J. Cieri, Louis M. Balducci, Andrew J. Funk, Peter A. Alfano, David Duncan, James S. Stone and Steven Hocheiser (each, an "Executive"), each such Executive will be entitled to a severance payment in the amount of one year's annual total cash compensation (base salary plus target bonus) in the event that, within one year of a change of control of the Company:
(i) the Executive's employment is terminated other than for cause, (ii) the Executive's responsibilities are eliminated or significantly reduced, or (ii) the Executive's compensation and/or benefits are significantly reduced.

Establishment and History of the Company

      The Company was incorporated in 1955 under the laws of the Commonwealth of Massachusetts under the name "Sage Laboratories, Inc." The Company develops, manufactures, distributes and markets electronic systems and sub-systems of specialized microwave components and subsystems used in applications such as cellular base stations, point-to-point radio links, satellite communications, aircraft landing and guidance, medical diagnostics and treatment, radar and weapons guidance, and detection, counter-detection and navigation systems.

      The Company's radio frequency ("RF")/microwave technology is used in components and integrated assemblies to divide, couple, absorb, attenuate, filter, control, amplify, detect, process, convert RF/microwave energy. Its products are suitable for all types of commercial and defense applications, including radar, electronic warfare, surveillance, and communications systems.

      The Company's line of passive microwave devices is extensive, ranging from caseless hybrids which are used in high volume production of commercial cellular and wireless products to sophisticated integrated assemblies which switch, divide, filter and control signals in high performance, space-qualified satellite communications systems. The Company's standard passive components, which can be sold from the shelf without special engineering, are the Company's most profitable products. The Company also negotiates fixed


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price contracts for the sale of passive components meeting particular specifications and requiring varying degrees of engineering design and development.

      In addition to passive components, semi-conductor based "active" components are also needed in microwave systems to amplify, detect, control, convert, modulate, demodulate and otherwise process RF/microwave signals. The Company developed the capacity to produce active microwave components through the formation of a wholly-owned subsidiary, Sage Laboratories Active Microwave, Inc. ("SLAM"), a New Hampshire corporation, during the second half of fiscal 1994. SLAM uses modern solid-state circuit technology in the design and manufacture of microwave mixers, detectors, switches, limiters, variable attenuators, amplifiers, and complex integrated assemblies consisting of active and passive components. SLAM offers a standard catalog line of solid-state microwave products, as well as the capability to produce custom products designed to meet particular customer specifications.

      The Company's microwave products are sold principally through a group of 37 independent representatives with 51 offices located throughout the United States and abroad. Catalogs of standard items, advertising in trade publications, trade shows and periodic visits to customers by the Company's officers and engineers supplement the work of the representatives.

Indemnification of Directors

      Section 67 of Chapter 156B of the BCL grants the Company the power to indemnify any director, officer, employee or agent to whatever extent permitted by the Company's Articles of Organization, by-laws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, if such indemnitee acted (a) in good faith in the reasonable belief that his action was in the best interests of the corporation or (b) to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under the statute.

      Article X of the Company's by-laws provides that the Company shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of the corporation or of any of its subsidiaries, or who at the request of the corporation may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he may become involved by reason of his serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he is successful on the merits, the proceeding was authorized by the corporation or the proceeding seeks a declaratory judgment regarding his own conduct). Such indemnification shall include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Article X, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

      The indemnification provided for in Article X is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

      Section 13(b)(1 1/2) of Chapter 156B of the BCL provides that a corporation may, in its Articles of Organization, eliminate the directors' personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of


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loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unauthorized distributions and loans to insiders, and (iv) transactions from which the director derived an improper personal benefit.
Section 6 of the Company's Articles of Organization provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is not permitted under the BCL as in effect when such liability is determined.

The Merger Agreement

      The following summary of certain provisions of the Merger Agreement, a copy of which is filed as Exhibit 7 to this Schedule 14D-9, is qualified in its entirety by reference to the text of the Merger Agreement. Capitalized terms used in the following summary and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement.

      The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, Filtronic will not (i) decrease the price per share or form of consideration payable in the Offer, (ii) reduce the maximum number of Shares to be purchased in the Offer, (iii) waive or reduce below a majority of the outstanding shares on a Fully Diluted Basis below a majority of the outstanding Shares the Minimum Condition or (iv) impose additional conditions to the Offer or extend the Offer. However, if on the initially scheduled Expiration Date any of the conditions to the Offer shall not have been satisfied or waived, Filtronic may, without the consent of the Company, extend the Expiration Date for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer. The Merger Agreement provides that if, immediately prior to the Expiration Date, as it may be extended, if as of such date all of the conditions to Filtronic's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but the Shares tendered and not withdrawn pursuant to the Offer are less than 90% of the outstanding Shares on a fully diluted basis, Filtronic or the Purchaser may extend the Offer for a period of not more than 10 business days.

      The Merger. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions set forth therein, at the Effective Time, Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation as a direct subsidiary of Filtronic. At the election of Filtronic, the Company may be merged into Purchaser.

      The respective obligations of Filtronic and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (i) if required by applicable law, the Merger Agreement shall have been approved and adopted by the stockholders of the Company within the meaning of, and in accordance with, applicable law and the Company's Articles of Organization and by-laws; (ii) no provision of any applicable law or regulation and no judgment, injunction, order, decree or other legal restraint shall prohibit the consummation of the Merger; and (iii) the Purchaser shall have made the Offer on the terms and conditions set forth in the Merger Agreement and shall have purchased, or caused to be purchased, all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, this condition shall not be applicable to the obligations of Filtronic or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer. The obligations of Filtronic and Purchaser to consummate the Merger are further subject to the satisfaction of the condition that the Offer shall not have been terminated in accordance with its terms prior to the purchase of any Shares.

      At the Effective Time of the Merger, (i) each issued and outstanding Share (other than Shares that are held by stockholders properly exercising dissenters' rights under the BCL and those referred to in clause (ii) below) shall be canceled and retired and be converted into the right to receive in cash the price paid in the Offer (the "Merger Consideration"), (ii) each Share owned by
(A) the Company, (B) Filtronic or Purchaser, and


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(iii) any Subsidiary of the Company, Filtronic or Purchaser immediately prior to the Effective Time shall be canceled and no payment shall be made with respect thereto and (iv) each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

      The Company's Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares constituting a majority of the then outstanding Shares by Purchaser, pursuant to the Offer, Filtronic from time to time shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board of Directors of the Company as will give Filtronic or Purchaser, as applicable, subject to compliance with Section 14(f) of the Exchange Act, up to that percentage of the total number of directors on the Board of Directors of the Company (giving effect to the election of any additional directors described below) equal to the percentage of then outstanding Shares owned by Filtronic or Purchaser, and the Company shall, at such time, cause Filtronic's or Purchaser's designees, as applicable, to be so elected by its existing Board of Directors; provided, however, that in the event that such designees are elected to the Board of Directors of the Company, until the Effective Time such Board of Directors shall have at least two directors who are directors on the date of execution of the Merger Agreement and who are neither officers of the Company nor affiliates of Filtronic or Purchaser (the "Independent Directors"); and provided further that if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall designate a Person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two Persons to fill such vacancies who shall not be officers or affiliates of the Company or officers or affiliates of Filtronic or any of its Subsidiaries, and such Persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the election of Filtronic's or Purchaser's designees, prior do the Effective Time, any amendment or termination of the Merger Agreement or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the Independent Directors.

      Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call and convene a meeting of its stockholders as promptly as practicable after expiration of the Offer to consider and vote upon the approval of the Merger Agreement and the Merger and all other necessary matters (the "Company Proposals"). The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, file with the Commission and, when cleared by the Commission, will mail to stockholders, a proxy statement in connection with a meeting of the Company's stockholders to vote upon the Company Proposals, or an information statement, as appropriate, satisfying all requirements of the Exchange Act. If Filtronic acquires at least two-thirds of the Shares, it will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

      The Merger Agreement provides that in the event that Filtronic acquires at least 90% of the Shares, pursuant to the Offer or otherwise, Filtronic, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Merger, without a meeting of stockholders of the Company, in accordance with the BCL.

      Options. Each option to purchase Shares granted pursuant to the Options Plans (as defined below) and outstanding immediately prior to the Effective Time shall in accordance with their terms, at the Effective Time, become the right to receive, upon the exercise thereof as provided in the option, the Merger Consideration for each Share subject to such option. Filtronic and the Company shall take all actions necessary to provide that at the Effective Time, each Company Option (as defined below) surrendered for cash by the holder thereof shall be canceled. In consideration of such cancellation, and except to the extent that Filtronic or Purchaser and the holder of any such Company Option otherwise agree, Filtronic shall pay to each such holder of Company Options an amount in cash in respect thereof equal to the product of (1) the excess, if any, of the Merger Consideration over the per share exercise price thereof and
(2) the number of Shares subject thereto, immediately prior to the Effective Time, less applicable withholding taxes (the "Option Consideration"). "Company Option" means any option to purchase Shares granted pursuant to the 1997 Incentive Stock Option Plan and Director Stock Option Plan (collectively, the "Option Plans") to the extent that it is outstanding and exercisable immediately prior to the


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Effective Time. The surrender of a Company Option to the Surviving Corporation in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Company Option.

      Each exercisable or non-exercisable option with an exercise price greater than the Per Share Amount that is not surrendered for cancellation shall, at the Effective Time, be deemed cancelled, and in consideration of the cancellation of such options, holders of such options shall be granted options to purchase the number of ordinary shares of Filtronic determined by multiplying the number of such cancelled options by the exercise price per share of each such cancelled option and dividing the result by the then market value of an ordinary share of Filtronic at the Effective Time. The exercise price of each such new option shall be the then market value of an ordinary share of Filtronic at the Effective Time. Each holder of an exercisable or non-exercisable option with an exercise price equal to or less than the Per Share Amount that is not surrendered for cancellation shall, at the Effective Time, be given the opportunity to convert such options into options to purchase ordinary shares of Filtronic, determined by multiplying the number of such options by the Per Share Amount and dividing the result by the then market value of a share of the ordinary shares of Filtronic as of the Effective Time. The exercise price of each such new option shall be determined by multiplying the exercise price of each such non-surrendered option at the Effective Time, by a fraction, the numerator of which is the then fair market value of the ordinary shares of Filtronic at the Effective Time and the denominator of which is the Per Share Amount. Notwithstanding the foregoing, Filtronic shall not be required to take any action which would require registration under the Securities Act or cause it to violate such Securities Act or any applicable state securities law, but Filtronic shall take such action as may be reasonable to provide such conversion opportunity on or following the Effective Time without having to register under or violate the Securities Act or such other law.

      Except as otherwise agreed to by the parties: (i) the Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be canceled as of the Effective Time and (ii) the Company shall take all commercially reasonable action in an effort to provide that following the Effective Time no participant in any stock option plans or other plans, programs or arrangements shall have any right thereunder to acquire equity securities of the Company or the Surviving Corporation and to terminate all such plans.

      Covenants. Pursuant to the Merger Agreement, the Company has agreed that, after the date of execution of the Merger Agreement and prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, carry on their business in the ordinary course of business in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, except as expressly permitted by the Merger Agreement or with the prior written approval of Filtronic:

      (a)(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends and distributions by any direct or indirect wholly owned Subsidiary of the Company to its parent or (B) if the Offer has not been consummated, any annual dividend payable in October of 1998 in an amount consistent with that paid in October 1997, (ii) adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

      (b) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options, including Company Options, to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Company Options outstanding as of the date hereof);


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      (c) amend its Articles of Organization, by-laws or other comparable charter or organizational documents;

      (d) acquire or agree to acquire, including, without limitation, by merging or consolidating with, or purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof;

      (e) mortgage or otherwise encumber or subject to any Lien or, except in the ordinary course of business consistent with past practice and pursuant to existing contracts or commitments, sell, lease, license, transfer, grant an option in respect of or otherwise dispose of any material properties or assets;

      (f) amend, modify or waive any material term of any outstanding security of the Company and its Subsidiaries;

      (g) incur, assume, guarantee or become obligated with respect to any Indebtedness, or incur, assume, guarantee or become obligated with respect to any other material obligations, other than in the ordinary course of business and consistent with past practice;

      (h) make or agree to make any new capital expenditures or acquisitions of assets or property or other acquisitions or commitments in excess of $100,000 in the aggregate or otherwise acquire or agree to acquire any material assets or property;

      (i) make any material tax election or take any material tax position (unless required by law) or change its fiscal year or accounting methods, policies or practices (except as required by changes in GAAP) or settle or compromise any material income tax liability;

      (j) make any loan, advance or capital contributions to or investment in any Person other than in the ordinary course of business consistent with past practice, but in no event in the amount of more than $7,500 to any one Person or $25,000 in the aggregate, and other than investments in cash equivalents made in the ordinary course of business consistent with past practice;

      (k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction thereof, in the ordinary course of business consistent with past practice and in accordance with their terms, modify, amend or terminate any material contract or agreement to which it is a party, or release or waive any material rights or claims, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

      (l) (i) provide to any current or former director, officer or employee of the Company or any of its Subsidiaries any material increase in compensation or benefits or any severance payment or other benefit not required under the terms of an existing Plan, except for employees who are not officers or directors in the ordinary course of business consistent with past practice, (ii) grant to any such director, officer, or employee any increase in severance or termination pay (including the acceleration in the exercisability of Company Options or in the vesting of Shares (or other property) except for automatic acceleration in accordance with the terms of the Option Plans or the provision of any tax gross-up), or (iii) enter into any employment, deferred compensation, severance or termination agreement or arrangement with or for the benefit of any such current or former director, officer, or employee;

      (m) (i) take or agree or commit to take any action that would make any representation or warranty of the Company hereunder inaccurate in any material respect at, or as of any time prior to, the Effective Time, or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time; or

      (n) authorize any of, or commit or agree to take any of, the foregoing actions.


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      No Solicitation. The Merger Agreement provides that (a) the Company shall not, directly or indirectly, through any officer, director or employee, representative or agent of the Company or any of its Subsidiaries, (i) solicit, initiate or encourage or take any other action to facilitate the institution of any inquiries or proposals regarding any Acquisition Proposal (as defined below), (ii) engage in negotiations or discussions concerning, or provide any nonpublic information or assistance to any Person in connection with any Acquisition Proposal or (iii) agree to, approve or recommend any Acquisition Proposal. Neither the Company nor the Board of Directors of the Company shall be prevented, however, from considering, negotiating, discussing, approving entering into agreements with respect to and recommending to the stockholders of the Company a bona fide Acquisition Proposal not solicited in violation of the Merger Agreement that constitutes a Superior Proposal (as defined below), provided that the Board of Directors of the Company determines in good faith (after consultation with and based upon the advise of outside counsel) that it is required to do so in order to discharge properly its fiduciary duties to the Company's stockholders; and provided, further, that the Company shall keep Filtronic informed, on a current basis, as to the status and details of any such consideration, negotiations or discussions and shall, upon receipt, provide Filtronic with copies of all correspondence, offers and written communications received by it with respect thereto. Nothing contained in the Merger Agreement shall prohibit the Board of Directors of the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer. An "Acquisition Proposal" means any of the following involving the Company or any of its Subsidiaries (other than the entering into or consummation of the Merger and the other transactions contemplated by the Merger Agreement): (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of substantial assets (other than assets held in inventory for resale in the ordinary course of business) of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (c) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; (d) any solicitation of proxies in opposition to approval by the Company's stockholders of the Merger; (e) the acquisition by any Person, after the date hereof, of beneficial ownership or the right to acquire beneficial ownership of, or the formation of any "group" (as such term is defined under Section 13(d) of the Exchange Act), that beneficially owns or has the right to acquire beneficial ownership of 20% or more of the then outstanding shares of capital stock of the Company, or the acquisition by any Person or "group" that, as of the date hereof, beneficially owns 20% or more of the outstanding shares of capital stock of the Company of beneficial ownership or the right to acquire beneficial ownership of any additional shares of capital stock of the Company; (f) the adoption by the Company of a plan of liquidation, the declaration or payment by the Company of an extraordinary dividend on any of its shares of capital stock or the effectuation by the Company of stock dividend or a distribution of assets of any kind to the holders of such capital stock (except as permitted in the Merger Agreement); (g) the repurchase by the Company or any of its Subsidiaries of Shares; or (h) any agreement to, or public announcement by the Company or any other Person, entity or group of a proposal, plan or intention to, do any of the foregoing. A "Superior Proposal" means any bona fide proposal relating to an Acquisition Proposal made by a third party on terms which the Board of Directors of the Company determines in its good faith judgment (based upon the advice of a financial advisor of nationally recognized reputation, including KPMG Inc.) to be more financially favorable to the Company's stockholders than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment (based upon the advice of a financial advisor of nationally recognized reputation, including KPMG Inc.) of the Board of Directors of the Company, is reasonably capable of being financed by such third party.

      The Board of Directors of the Company at any time prior to the time of acceptance for payment of at least two-thirds of the Shares pursuant to the Offer may withdraw, modify or change any such recommendations to the extent that the Board of Directors of the Company (i) determines in good faith after consultation with and based upon the advice of outside legal counsel that it is required to so withdraw, modify or change its recommendation in order to discharge properly its fiduciary duties to the Company's stockholders under applicable law and (ii) the Company has received in writing a Superior Proposal, which is then pending, which the Board of Directors of the Company has determined to recommend to the stockholders of the Company.

      Indemnification And Insurance. For six years after the Effective Time, Filtronic will cause the Surviving Corporation to indemnify and hold harmless the present and former officers, directors, employees and agents of the Company (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time or arising out of or pertaining to the transactions contemplated by the Merger Agreement to the extent provided under the Company's Articles of Organization and by-laws in effect on the date of the Merger Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. In addition, for three years after the Effective Time, Filtronic will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date hereof; provided that in satisfying this obligation, Filtronic shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 125% of the amount per annum the Company paid in its last full fiscal year, and if the Surviving Corporation is unable to obtain such insurance, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

      Representations And Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Filtronic and the Purchaser that with respect to, among other things, its organization, capitalization, authority relative to the Merger, public filings, financial statements, property, litigation, compliance with laws, employee benefit plans, tax matters, insurance, labor matters, intellectual property, environmental matters and brokers' fees.

      Termination; Fees. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company described therein:

      (a)   by mutual written consent of the Company and Filtronic;

      (b)   by either the Company or Filtronic,

            (i) if the Merger shall not have been consummated by October 31, 1998; provided, however, that the right to terminate the Merger Agreement under this clause (b)(i) shall not be available to any party whose action or failure to act has been a principal cause of, or resulted in, the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of the Merger Agreement;

            (ii) if Filtronic or Purchaser shall have terminated the Offer in accordance with its terms and conditions without purchasing any Shares pursuant thereto;

            (iii) if there shall be any law or regulation that makes payment of, or payment for Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree is entered enjoining Filtronic, the Purchaser, or the Company from paying for the Shares pursuant to the Offer or consummating the Merger and, in the case of any action brought other than by a Governmental Entity, such judgment, injunction, order or decree shall become final and non-appealable; or

            (iv)  if the Company shall have accepted a Superior Proposal; or

      (c)   by Filtronic,

            (i) if at the meeting of the stockholders of the Company or any adjournment at which the approval or the Merger Agreement and the transactions contemplated therein is voted upon, the approval of the stockholders of the Company (the "Company Stockholder Approval") shall not have been obtained (provided that the right to terminate under this clause (c)(i) shall not be available to Filtronic where the failure to obtain such Company Stockholder Approval shall have been caused by (A) the failure of Filtronic or

                  Purchaser to vote its Shares in favor of the Merger or (B) if it is legally able to do so because of its control of the Company's Board of Directors, failure to call or convene a meeting of the Stockholders of the Company to vote on the Merger;

            (ii) if the Board of Directors of the Company (i) withdraws, modifies or changes its recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Filtronic or Purchaser, (ii) shall have initiated, entered into or recommended to the stockholders of the Company any Acquisition Proposal (including a Superior Proposal) or (iii) shall have resolved to do any of the foregoing; or

            (iii) prior to the purchase of the Shares pursuant to the Offer if there has been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, or if any representation or warranty of the Company shall have become untrue (except, in all cases, where the failure to be so true and correct would not have a Company Material Adverse Effect (as defined below)) (a "Terminating Company Event"); provided, however, that, if such Terminating Company Event is curable by the Company through the exercise of its reasonable best efforts and for so long as the Company continues to exercise such reasonable best efforts (but in no event longer than 30 days after Filtronic's notification of the Company of the occurrence of such Terminating Company Event), Filtronic may not terminate the Merger Agreement under this clause (c)(ii); or

      (d)   by the Company,

            (i) if there has been a breach of any representation, warranty, covenant or agreement on the part of Filtronic and Purchaser set forth in the Merger Agreement, or if any representation or warranty of Filtronic and Purchaser shall have become untrue (except, in all cases, where the failure to be so true and correct would not have a Parent Material Adverse Effect (as defined below)) ("Terminating Filtronic Event"); provided, however, that, if such Terminating Filtronic Event is curable by Filtronic and Purchaser through the exercise of its reasonable best efforts and for so long as Filtronic and Purchaser continue to exercise such reasonable best efforts (but in no event longer than 30 days after the Company's notification of Filtronic of the occurrence of such Terminating Filtronic Event), the Company may not terminate the Merger Agreement under this clause (d); or

            (ii) if the Purchaser has not commenced the Offer within five business days of the date on which the Purchaser's intention to honor the Offer is publicly announced,

            (iii) if at a meeting of the shareholders of Filtronic or any adjournment thereof at which the approval of the shareholders of Filtronic to the acquisition by Filtronic of the Company is voted upon, such approval shall not have been obtained by the requisite vote required.

      "Company Material Adverse Effect" means an event that could not reasonably be expected to (i) have a material adverse effect on the condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries taken as a whole, (ii) impair the ability of any party hereto to perform its obligations under the Merger Agreement or (iii) prevent or materially delay consummation of any of the transactions contemplated by the Merger Agreement. "Parent Material Adverse Effect" means an event that would impair the ability of Filtronic and Purchaser to perform their respective obligations under the Merger Agreement or prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement (a "Parent Material Adverse Effect").

      Except as otherwise set forth in the next sentence, pursuant to the Merger, all Expenses incurred in connection with the Merger and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not any transaction contemplated thereby is consummated.

      The Company also agreed in the Merger Agreement that, if

            (i) Filtronic shall terminate the Merger Agreement pursuant to the provisions described in clauses (b)(iv), (c)(ii) and (c)(iii) above, or the Company shall terminate the Merger Agreement pursuant to the provisions described in clause (b)(iv) above; or

            (ii) Filtronic shall terminate the Merger Agreement pursuant to the provisions described in clause (c)(i) above or shall terminate the Offer because the Minimum Condition is not satisfied and at the time the Company Stockholder Approval in the case of a termination pursuant to the provisions described in clause
                  (c)(i) above was voted upon or the Offer was so terminated, as the case may be (A) there was announced or commenced an Acquisition Proposal and the Company shall have either (x) executed an agreement to engage in the same or (y) the Board of Directors of the Company shall not have recommended against such Acquisition Proposal and maintained such recommendation in effect or (B) there was announced an Acquisition Proposal with a third party and the Company shall have initiated, recommended or entered into an agreement to engage in, an Acquisition Proposal with such third party or an affiliate thereof within 12 months after the date of the Company Stockholder Meeting or the termination of the Offer, as the case may be; or

            (iii) Filtronic shall terminate the Offer because there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or the Nasdaq National Market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any government or Governmental Entity of the United States on the extension of credit by banks or other lending institutions or (iv) a commencement of a war or material armed hostilities or other national or international calamity involving the United States;

            then promptly after such termination (or, with respect to clause
            (ii)(B) above, upon engaging in such Acquisition Proposal or agreement) the Company shall pay to Filtronic an amount equal to (i) in the case of a termination by Filtronic pursuant to the provisions of clause (c)(ii) above or the termination event referred to in clause (b)(iii) above, 3% of the amount of the consideration to be paid to the stockholders of the Company hereunder and (ii) in the case of a termination pursuant to the provisions of clauses (c)(i) and (ii) above, or the termination events referred to in clause
            (b)(ii) above, that amount which is equal to the greater of (x) 3% of the amount of the consideration to be paid to the stockholders of the Company hereunder and (y) the excess of the amount which the stockholders of the Company who are parties to a Stockholder Agreement would receive in any Superior Proposal over the amount to be paid to such stockholders hereunder, but in no event shall such amount exceed 5% of such consideration to be paid to the stockholders of the Company.

      Filtronic agreed in the Merger Agreement that, if

            (i) Company shall terminate the Merger Agreement pursuant to the provisions of clauses (d)(i), (d)(ii) or (d)(iii) above; or

            (ii) Filtronic shall terminate the Offer because the shareholders of Filtronic shall not have approved the acquisition of the Company by Filtronic;

                  then promptly after such termination, Filtronic shall pay to the Company an amount equal to $250,000.

Stockholder Agreements

      Carl A. Marguerite, John E. Miller and Janusz J. Majewski, who own 254,180, 12,000 and 1,000 issued and outstanding Shares, respectively, constituting approximately 24.6% of the outstanding Shares and 27.4% of the Shares on a fully diluted basis, have each agreed to sell their Shares contemporaneously with the closing of the Offer. In the event that the Company is required to pay to the Purchaser a break-up fee as described above, Messrs. Marguerite, Miller and Majewski have agreed, under certain circumstances, to pay to the Purchaser a portion of the merger consideration that such stockholder receives as part of a Superior Proposal.

Confidentiality Agreement

      In connection with the negotiation of the Offer and the Merger Agreement, the Company and Filtronic entered into a Confidentiality Agreement, dated as of February 12, 1998, (the "Confidentiality Agreement"). The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Filtronic agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions, and to use such information solely for the purpose of evaluating a possible transaction involving the Company and Filtronic.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board of Directors

      The Board of Directors of the Company has determined that the Offer and the Merger are fair to, and in the best interests of, the Holders and approved the Offer and the Merger. The Board of Directors of the Company recommends that the Holders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. This recommendation is based in part upon an opinion of KPMG Inc. ("KPMG"), dated as of May 13, 1998, to the effect that, as of such date, the cash consideration of $17.50 per Share to be received by the public stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to such stockholders (the "KPMG Opinion"). The KPMG Opinion contains a description of the assumptions made and the scope of the review undertaken by KPMG in rendering its opinion. The full text of the KPMG Opinion is attached as
Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the KPMG Opinion in its entirety.

Background

      The Company develops, manufactures, markets and sells electronic systems and sub-systems of specialized microwave components and subsystems and is familiar with other companies in its industry. As a result, the Company over the years has been familiar with Filtronic and its products and markets as well as its senior management.

      On February 5, 1998, the Company was contacted by Filtronic to determine the Company's interest in being acquired by Filtronic. On February 12, 1998, Filtronic and the Company executed a confidentiality agreement regarding the furnishing of non-public information concerning the Company to Filtronic. Filtronic then commenced its due diligence review with meetings with the Company on February 12 and 13, 1998. From time to time thereafter, Filtronic continued to conduct discussions with the Company's management and representatives concerning matters related to the acquisition proposal.

      At a regular scheduled meeting of the Filtronic Board of Directors on February 26, 1998, Filtronic's directors first formally considered the proposal to acquire the Company although no formal action in this regard was proposed or taken at the meeting. On March 26 and 27, 1998, members of the Board of Directors of Filtronic and the Company met in Natick, Massachusetts to further discuss the proposed acquisition. Filtronic's

Board of Directors again considered the matter at the regular scheduled meeting of the Filtronic Board held in March and authorized the proper officer of Filtronic to present a proposal for the acquisition of the Company. Thereafter, on April 2, 1998, Filtronic delivered to the Company a letter containing a non-binding indication of interest to acquire the Company in an all cash transaction at a price of $16.00 per Share.

      The Company retained a financial advisor, Katahdin Investment Partnership LLP ("Katahdin"), to assist the Company in evaluating and negotiating a transaction with Filtronic. Throughout April and early May, the Company conferred with Katahdin as to the offer by Filtronic and continued negotiations with Filtronic. On April 22 and 23, 1998, representatives of the Company met with representatives of Filtronic at the offices of Filtronic in Shipley, West Yorkshire, England to further discuss the terms of the proposed acquisition.

      At a regular scheduled meeting of the Filtronic Board of Directors held on May 1, 1998, the Filtronic Board of Directors authorized the proper executive officers to proceed with such acquisition, at a price of $17.50 per Share to be further approved by the Filtronic Board.

      On May 1, 1998, Filtronic submitted its non-binding proposal to acquire the Company for cash at a price of $17.50 per Share, subject to the negotiation of definitive documentation. On May 4, 1998, the Board of Directors of the Company held a meeting to consider the proposal and authorized management to proceed subject to the approval of the Board of the definitive acquisition agreement. The Board of Directors also engaged KPMG Inc. to render a fairness opinion. On May 5, 1998, counsel for Filtronic and the Company commenced the negotiations on the form of a draft merger agreement. Representatives of Filtronic conducted an on-site due diligence review on May 7 and 8, 1998. Counsel for Filtronic and the Company continued their negotiations concerning the Merger Agreement and completed final negotiations on such documents on May 13, 1998.

      On May 13, 1998, the Board of Directors of the Company held a meeting to consider the Offer, the Merger and the Merger Agreement. KPMG delivered its oral opinion to the Company's Board (subsequently confirmed in writing) that, as of such date, the cash consideration of $17.50 per Share to be received by the public stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to the public stockholders. Thereafter, the Company's Board of Directors unanimously approved the Offer, the Merger and the Merger Agreement and determined to recommend the Offer and the Merger to the Company's stockholders. A representative of the Company then contacted Filtronic to inform it of the Board's determination.

      On May 13, 1998, the Filtronic Board of Directors held a telephonic meeting to consider the Offer, Merger and the Merger Agreement and approved the merger and determined to recommend the merger to its stockholders.

      The Merger Agreement and the Stockholder Agreements were executed by the respective parties on May 13, 1998. A press release announcing the execution of the Merger Agreement was released by each of the parties on such day. On May 19, 1998, the Purchaser commenced the Offer.

Reasons for the Board's Conclusions

      At a meeting held on May 13, 1998, the Board of Directors of the Company unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Holders and resolved to recommend that the Board (a) determine that the Offer and the Merger are fair to, and in the best interests of, the Holders; (b) adopt and approve the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby; and (c) recommend that the Holders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

      In determining that the Offer and the Merger are fair to, and in the best interests of, the Holders, the Board considered the following factors, which, taken as a whole, supported its decision:

            (a) the Company's relatively small size for a publicly-traded company, particularly in the industry in which the Company competes, consequently placing the Company at a competitive disadvantage with respect to companies having substantially greater financial and other resources;

            (b) the Company's lack of depth in senior management, which consists of the Chairman and Chief Executive Officer along with two vice presidents responsible for the management of a total of 66 employees located at two manufacturing locations;

            (c) the benefits to the Company resulting from a transaction with Filtronic, including the anticipated access to additional products and technology from Filtronic, the availability of greater financial and other resources to enhance the Company's business and the improved utilization of the Company's manufacturing facilities;

            (d) the transaction is a tax efficient way for the Company's stockholders to realize the value of the Company's excess cash in contrast to distributions of such cash;

            (e) the low trading volume of the Company's Common Stock on the Nasdaq National Market which results in reduced liquidity to stockholders and a trading market that is not necessarily indicative of the Company's value;

            (f) the historical earnings and growth performance of the Company remains below the average of other companies in the Company's industry;

            (g) the judgment of the Board that $17.50 per Share is a high price relative to the recent public trading prices of the Company's Common Stock and constitutes an approximately 40% premium over the closing price of $12.50 per Share on May 12, 1998;

            (h) the strong condition of the stock market in general, making this an advantageous time for an acquisition transaction;

            (i) the terms and conditions of the Merger Agreement, including the right of the Board to terminate the Merger Agreement in order to proceed with a Superior Proposal; and

            (j) the financial presentations of KPMG made on May 13, 1998 and the oral opinion of KPMG delivered to the Board of Directors of the Company at the May 13, 1998 meeting (subsequently confirmed in writing as of such date) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $17.50 per Share to be received by the public stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to such stockholders. The KPMG Opinion was provided for the information and assistance of the Board of Directors of the Company in connection with the consideration of the Offer and Merger. The KPMG Opinion does not constitute a recommendation to the stockholders of the Company as to whether or not such stockholders should tender Shares in the Offer or vote in favor of the Merger. STOCKHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY.

      The Board also considered the following negative factors relating to the Offer and the Merger:

            (a) the Company did not solicit offers from other potential bidders;

            (b) the Company has an uncomplicated business and financial structure without material contingencies;

            (c) the recent improvement of the Company's performance; and

            (d) the Merger Agreement provides for a termination fee in the event of a Superior Proposal

      The Board evaluated the above factors in light of their knowledge of the business of the Company and their business judgment and concluded that the factors supporting a decision to approve the Offer and the Merger outweighed the negative factors described above. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or attempt to assign relative weights to the specific factors considered in reaching its decision.

      The Board believes the process it followed in approving the Offer and the Merger was procedurally fair and unbiased because (a) the members of the Board will not personally benefit from the transactions contemplated by the Merger Agreement (other than in their capacity as holders of Shares); (b) the Board retained independent advisors to assist it in evaluating Filtronic's acquisition proposal; (c) the Board obtained the valuation analysis of KPMG and the KPMG Opinion; and (d) the Board negotiated with Filtronic on an arm's length basis and with the assistance of its advisors.

      On May 13, 1998, the Board held a meeting and determined that the Offer and the Merger are fair to, and in the best interests of, the Holders, approved the Offer and the Merger and resolved to recommend that the Holders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

Item 5. Persons Retained, Employed or to be Compensated.

      Pursuant to an engagement letter dated May 4, 1998 (the "Katahdin Engagement Letter"), the Board of Directors engaged Katahdin as its financial advisor for a period of twelve months to advise the Company in connection with any sale of substantially all of its assets or substantially all of its stock, to assist the Company to determine the Company's value, to participate on behalf of the Company in negotiations concerning any transaction pursued by the Company, and to work with the Company to consummate any such transaction. The Company agreed in the Katahdin Engagement Letter to pay to Katahdin a minimum amount of $125,000 except in the event of a closing of a transaction during the term of Katahdin's engagement in which case, in lieu of such minimum amount, the Company will be required to pay to Katahdin an amount of $250,000. In addition, the Company agreed to pay the out-of-pocket expenses of Katahdin in an amount not to exceed $500, without the prior approval of the Company. The Company also agreed to indemnify Katahdin against certain liabilities arising out of Katahdin's engagement.

      Pursuant to an engagement letter dated May 4, 1998 (the "KPMG Engagement Letter"), the Board engaged KPMG to act as its financial advisor with respect to the transactions contemplated by the Merger Agreement. The Company agreed in the KPMG Engagement Letter that it will pay to KPMG a fee of $75,000 upon delivery of the KPMG Opinion. In addition, the Company agreed to pay the out-of-pocket expenses of KPMG, including reasonable fees and expenses of counsel to KPMG, in an amount not to exceed $15,000, without the prior approval of the Company, which approval shall not be unreasonably withheld. In the event that a transaction is not consummated within six months from the date of the KPMG Engagement Letter, any continuation of KPMG's engagement will be subject to mutually agreed upon additional compensation. The Company also agreed to indemnify KPMG against certain liabilities arising out of KPMG's engagement, provided, however, that such indemnity shall not apply to any damages resulting from the gross negligence of KPMG and provided further, that KPMG is not obligated to contribute any amounts under the KPMG Engagement Letter in excess of the amount of fees previously received by KPMG from the Company thereunder.

      Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

      (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

      (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than shares issuable upon the exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act), subject to and consistent with any fiduciary obligations of such persons.

Item 7. Certain Negotiations and Transactions by the Subject Company.

      (a) Except as set forth above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

      (b) Except as described in Item 3 or 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

      Not applicable.

Item 9. Material to be Filed as Exhibits.

Exhibit No.
-----------

Exhibit 1       Offer to Purchase dated May 19, 1998 (incorporated by
                reference to Exhibit (a)(1) to Filtronic's and the Purchaser's
                Tender Offer Statement on Schedule 14D-1 dated May 19, 1998, as amended (the "Schedule 14D-1")).
Exhibit 2       Letter of Transmittal (incorporated by reference to
                Exhibit(a)(2) to the Schedule 14D-1).
Exhibit 3       Press release issued by Filtronic on May 13, 1998 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1).
Exhibit 4       Press release issued by the Company on May 13, 1998
                (incorporated by reference to Exhibit (a)(8) to the Schedule
                14D-1).
Exhibit 5(1)*   Opinion of KPMG Inc. dated May 13, 1998.
Exhibit 6 *     Letter to Stockholders dated May 19, 1998 from Carl A.
                Marguerite, Chairman of the Board of Directors and Chief
                Executive Officer of the Company.
Exhibit 7       Agreement and Plan of Merger, dated as of May 13, 1998, among
                Filtronic, the Purchaser and the Company (incorporated by reference to Exhibit (b)(1) to the Schedule 14D-1).
Exhibit 8       Stockholder Agreement, dated as of May 13, 1998, among
                Filtronic, the Purchaser and Carl A. Marguerite (incorporated by reference to Exhibit (b)(2) to the Schedule 14D-1).
Exhibit 9       Stockholder Agreement, dated as of May 13, 1998, among
                Filtronic, the Purchaser and John E. Miller (incorporated by reference to Exhibit (b)(3) to the Schedule 14D-1).
Exhibit 10      Stockholder Agreement, dated as of May 13, 1998, among
                Filtronic, the Purchaser and Janusz J. Majewski (incorporated by reference to Exhibit (b)(4) to the Schedule 14D-1).
Exhibit 11(2)   Restated Articles of Organization of the Company, as amended.
Exhibit 12(3)   Bylaws of the Company, as amended.

---------------
* Included in copies mailed to stockholders.

(1)   Attached hereto as Annex A.
(2) Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K, (File No. 0-03287) filed on September 30, 1996 (the "1996 Form 10-K").
(3)   Incorporated by reference to Exhibit 3.2 of the 1996 Form 10-K.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SAGE LABORATORIES, INC.

                                          By:   /s/ Carl A. Marguerite
                                                -----------------------------
                                                Carl A. Marguerite
                                                Chairman of the Board
                                                and Chief Executive Officer

Dated:  May 19, 1998.

                           [LETTERHEAD OF KPMG INC.]

May 13, 1998

Board of Directors
Sage Laboratories. Inc.
11 Huron Drive
East Natick Industrial Park
East Natick, Massachusetts 01760

Gentlemen:

We understand that Sage Laboratories. Inc. ("Sage') is considering entering into an Agreement and Plan of Merger pursuant to which FIL Acquisition Corp. ("FIL"), a wholly-owned subsidiary of Filtronic plc ("Filtronic"), will commence a tender offer for all of Sage's outstanding common stock for a cash consideration of $17.50 per share, net to the seller, to be followed as soon as practicable by a merger of Sage and FIL whereby each issued and outstanding share of Sage (other than those shares owned by Sage, Filtronic, FIL or dissenting shareholders) will be converted into the right to receive the cash consideration per share in the tender offer (collectively, the "Transaction"). You have supplied us with a draft of the Agreement and Plan of Merger by and among Filtronic plc, FIL, Inc. and Sage Laboratories, Inc. dated as of May 13, 1998 in substantially the form to be executed by the parties (the "Merger Agreement").

You have asked us to render our opinion as to whether the cash consideration to be received by the public stockholders of Sage in the Transaction is fair, from a financial point of view to the public stockholders of Sage.

In the course of our analyses for rendering this opinion, we have:

1.    reviewed the Merger Agreement;

2. reviewed Sage's Annual Reports on Form 10-K for the fiscal years ended June 30, 1993 through 1997, its Quarterly Reports on Form 10-Q for the periods ended September 27, 1997, and December 27, 1997 and its unaudited interim financial statements for the periods ended March 29, 1997 and March 28, 1998;

The Board of Directors of Sage Laboratories, Inc.
Page 2


3. reviewed certain operating and financial information provided to us by management relating to Sage's business and prospects, including its budget for the year ending June 30, 1998;

4. met with Sage's senior management to discuss its operations, historical financial statements and future prospects;

5.    visited Sage's facilities in East Natick, Massachusetts;

6.    reviewed the historical market price of the common stock of Sage;

7. reviewed publicly available financial data and stock market performance data of public companies which we deemed appropriate;

8. reviewed the terms of recent acquisition of companies we deemed appropriate; and

9. conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate for the purposes of this opinion.

In rendering our opinion, we have relied upon and assumed, without any obligation of independent verification, the accuracy, completeness and fairness of all financial and other information that was available to us from public sources and all the financial and other information provided to us by Sage or its representatives. We have further relied upon the assurances of the management of Sage that they are unaware of any facts that would make the information Sage or its representatives provided to us incomplete or misleading.

With respect to the fiscal year 1998 budget supplied to us, we assumed that, as of the date supplied to us, it was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Sage. In arriving at our opinion, we have not performed any independent appraisal of the assets of Sage. Our use of Sage's fiscal year 1998 budget does not constitute an examination or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants ("AICPA"). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material.

The Board of Directors of Sage Laboratories, Inc.
Page 3


Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. We have relied as to all legal matters on the advice of counsel to Sage.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of Sage in connection with its consideration of the Transaction. Our opinion, as expressed below, does not constitute a recommendation to the stockholders of Sage as to whether or not to tender their shares in the tender offer or vote in favor of the merger.

Based on the foregoing, it is our opinion that the cash consideration to be received by the public stockholders of Sage in the Transaction is fair, from a financial point of view, to the public stockholders of Sage.

                                           Very truly yours,


                                           /s/  KPMG Inc.
                                           KPMG Inc.